UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41224	87-1013956
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 St Johns Lane, Floor 5 New York, NY	10013
(Address of principal executive offices)	(Zip Code)

(248) 890-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Series A common stock, $0.0001 par value, and one-half of one redeemable warrant	ACABU	The Nasdaq Stock Market LLC
Shares of Series A common stock included as part of the units	ACAB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	ACABW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

As previously disclosed, Atlantic Coastal Acquisition Corp. II, a Delaware corporation (“we,” “ACAB” or the “Company”) entered into an agreement in connection with a proposed business combination (the “Business Combination”) with Abpro Corporation, a Delaware Corporation (“Abpro”).

As previously disclosed, on October 18, 2024, the Company’s Registration Statement on Form S-4 (the “Registration Statement”) relating to the Business Combination went effective, and the Company filed the proxy statement/prospectus relating to the Business Combination.

Non-Redemption Agreement

On November 5, 2024, the Company and Abpro entered into a non-redemption agreement (the “Non-Redemption Agreement”), with Sandia Investment Management LP on behalf of certain funds, investors, entities or accounts for which it or its affiliates acts as manager, sponsor or advisor (the “Investors”). Pursuant to such Non-Redemption Agreement, each Investor agreed to rescind or reverse any previously submitted redemption demand of the common stock of the Company held or to be acquired by such Investor (the “Investor Shares”) up to 124,352 shares of common stock in the aggregate.

Upon consummation of the Business Combination, the Company shall pay or cause to be paid to the Investors a payment in respect of their respective Investor Shares from cash released from the trust account established in connection with Company’s initial public offering equal to the number of Investor Shares multiplied by the redemption price, minus the number of Investor Shares multiplied by $9.00.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Redemption Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Important Information and Where to Find It

In connection with the Business Combination and the transactions contemplated thereby (the “Proposed Transactions”), ACAB has filed a Registration Statement on Form S-4, as amended, with the Securities and Exchange Commission (the “SEC”), which includes the Proxy Statement distributed to holders of ACAB’s common stock in connection with ACAB’s solicitation of proxies for the vote by ACAB’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to stockholders in connection with the Proposed Transactions. ACAB has mailed a definitive proxy statement/prospectus to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACAB, Abpro and the Proposed Transactions. When available, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ACAB through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5 New York, NY 10013.

Participants in the Solicitation

ACAB and Abpro and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of ACAB is set forth in its Annual Report on Form 10-K for the fiscal year ended December 30, 2023 and the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed, or to be filed, with the SEC regarding the Proposed Transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or similar expressions. that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, ACAB’s ability to enter into definitive agreements or consummate a transaction with Abpro; ACAB’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of ACAB’s and Abpro’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACAB and Abpro. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which Abpro is, or may become a party; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of ACAB for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of ACAB and Abpro; the amount of redemption requests made by ACAB’s stockholders; the occurrence of events that may give rise to a right of one or both of ACAB and Abpro to terminate the Business Combination Agreement; risks related to the rollout of Abpro’s business and the timing of expected business milestones; the effects of competition on Abpro’s future business; and those factors discussed in ACAB’s Registration Statement on Form S-1 filed with the SEC on January 18, 2022, Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024 and the Registration Statement under the heading “Risk Factors,” and other documents of ACAB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACAB nor Abpro presently know or that ACAB and Abpro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACAB’s and Abpro’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. ACAB and Abpro anticipate that subsequent events and developments will cause their assessments to change. However, while ACAB and Abpro may elect to update these forward-looking statements at some point in the future, ACAB and Abpro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACAB’s or Abpro’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ACAB nor Abpro gives any assurance that either ACAB or Abpro, or the combined company, will achieve its objectives.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Non-Redemption Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 6, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer

Exhibit 10.1

NON-REDEMPTION AGREEMENT

This NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of November 5, 2024, is made by and among Atlantic Coastal Acquisition Corp. II, a Delaware Corporation (to be renamed “Abpro Holdings, Inc.” in accordance with the Transaction Agreement (as defined below), the “Company”), and the Backstop Investor (as defined below).

WHEREAS, the Company is a special purpose acquisition company whose Series A Common Stock (“Common Stock”) are traded on the Nasdaq Global Market (“Nasdaq”) under the symbol “ACAB”, and whose public warrants (“Warrants”) are traded on the Nasdaq under the symbol “ACABW”, among other securities of the Company;

WHEREAS, the Company has entered into the Business Combination Agreement, dated as of December 11, 2023 (as amended from time to time, the “Transaction Agreement”), by and among the Company, Abpro Merger Sub, Inc., a Delaware Corporation (“Merger Sub”) and Abpro Corporation, a Delaware corporation ( “Abpro”);

WHEREAS, the Company and Backstop Investor on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Backstop Investor or its affiliates (the “Backstop Investor”) are entering into this Agreement in anticipation of the closing of the business combination contemplated by the Transaction Agreement (the “Business Combination”);

WHEREAS, the Backstop Investor is willing to reverse any previously submitted redemption demand Common Stock held or to be acquired by such Backstop Investor;

WHEREAS, pursuant to the Company’s amended and restated certificate of incorporation, as amended, (the “Charter”), the Company’s public shareholders have the right to require that the Company redeem their Common Stock in connection with the Business Combination, for the Redemption Price (as defined in the Charter), representing the right to receive each shareholder’s portion of the funds currently in the Company’s trust account, to the extent a shareholder exercises such redemption right. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of June 30, 2024 of $7.6 million, the estimated per share redemption price would have been approximately $11.22;

WHEREAS, the Company filed a registration statement on Form S-4 with a deadline to exercise the redemption rights of Common Stock of 5:00 p.m., Eastern Daylight time on November 5, 2024, which was two (2) business days before the scheduled special meeting (the “Meeting”) of shareholders of the Company to approve the Business Combination, and which [is to be held] on November 7, 2024;

WHEREAS, pursuant to the terms of this Agreement, the Backstop Investor desires to agree to refrain from exercising such redemption right with respect to the Backstop Investor Shares (as defined below); and

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings specified in the Transaction Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:

1. Non-Redemption Agreement.

(a) Subject to the conditions set forth in this Agreement, the Backstop Investor has the option, but not the obligation, to irrevocably and unconditionally rescind or reverse any previously submitted redemption demand within one (1) business day following the execution of this Agreement with respect to the Common Stock held by the Backstop Investor as of the date of this Agreement set out in Exhibit A, if any (the “Existing Shares”); and that the Backstop Investor actually acquires pursuant to this Section 1(b) together with the Existing Shares are referred to herein as the “Backstop Investor Shares”. The Backstop Investor will only reverse or rescind redemption demands if the Backstop Investors Shares are able to be sold at a price higher than $9.00.

(b) Subject to the conditions set forth in this Agreement, the Backstop Investor shall purchase Common Stock up to the amount set out in Exhibit A (the “Acquired Share Cap”) from shareholders of the Company who have rescinded or reversed any previously submitted redemption demand with respect to such shares, either in the open market or through privately negotiated transactions within one (1) business day following the execution of this Agreement.

(c) For the avoidance of doubt, the Backstop Investor may have voting and investment power over additional Common Stock (such shares, “Non-Backstop Investor Shares”) which are not subject to this Agreement.

(d) Within one (1) business day following the execution of this Agreement, the Backstop Investor hereby agrees to provide written notice to the Company:

(i) of the total number of Backstop Investor Shares it has acquired pursuant to Section 1(b);

(ii) of the total number of Backstop Investor Shares it held as of one (1) business day following the execution of this Agreement; and

(iii) attaching evidence or proof of purchase and/or ownership of such Backstop Investor Shares in a form reasonably satisfactory to the Company.

2. Non-Redemption Payment. Upon consummation of the Business Combination, the Company shall pay or cause to be paid to the Backstop Investor a payment in respect of its Backstop Investor Shares (the “Non-Redemption Cash”) in cash released from the Trust Account (as defined below) equal to the number of Backstop Investor Shares multiplied by the Redemption Price, minus the number of Backstop Investor Shares multiplied by $9.00.

3. Representations and Warranties. Each of the parties hereto represents and warrants to the other party that: (a) it is a validly existing company, partnership or corporation, in good standing under the laws of the jurisdiction of its formation or incorporation; (b) this Agreement constitutes a valid and legally binding obligation on it in accordance with its terms, subject to laws relating to bankruptcy, insolvency and relief of debtors, and laws governing specific performance, injunctive relief and other equitable remedies; (c) the execution, delivery and performance of this Agreement by it has been duly authorized by all necessary corporate action, and (d) the execution, delivery and performance of this Agreement will not result in a violation of its Certificate of Formation or Certificate of Incorporation or equivalent organizational documents, as applicable, or conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which it is a party or by which it is bound. The Backstop Investor represents and warrants to the Company, that, as of the date of the notice referenced in Section 1(d), the Backstop Investor will beneficially own all of the Backstop Investor Shares subject to this Agreement and any previously submitted redemption demand with respect to such shares has been rescinded or reversed. The Company represents and warrants to the Backstop Investor that it will not treat the payment of the Non-Redemption Cash as a debt repayment.

4. Additional Covenants. The Backstop Investor hereby covenants and agrees that, except for this Agreement, the Backstop Investor shall not, at any time while this Agreement remains in effect, (i) enter into any voting agreement or voting trust with respect to the Backstop Investor Shares (or any securities received in exchange therefore) inconsistent with Backstop Investor’s obligations pursuant to this Agreement, (ii) grant a proxy, a consent or power of attorney with respect to the Backstop Investor Shares (or any securities received in exchange therefore), (iii) enter into any agreement or take any action that would make any representation or warranty of Backstop Investor contained herein untrue or inaccurate in any material respect or have the effect of preventing or disabling Backstop Investor from performing any of its obligations under this Agreement, or (iv) purchase the Backstop Investor Shares at a price higher than the price offered through the Company’s redemption process.

5. Expenses. Each party shall be responsible for its own fees and expenses related to this Agreement and the transactions contemplated hereby. However, in the event the business combination with Abpro is terminated or does not occur before November 20, 2024, Abpro, as Guarantor, will reimburse to the Backstop Investor an aggregate amount that is calculated by subtracting the product of (a) the number of Backstop Investor Shares and (b) the sale price for each Backstop Investor Share sold from the product of (x) the number of Backstop Investor Shares and (y) the Redemption Price (“Company Reimbursement”).

6. Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the termination of the Transaction Agreement in accordance with its terms, (b) the mutual written consent of the parties hereto, (c) November 20, 2024, if the Business Combination has not been consummated by such date, and (d) the payment of the Non-Redemption Cash to the Backstop Investor following the consummation of the Business Combination. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation, excluding the Company Reimbursement, on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby; provided that, notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to clauses (a) and (d) above shall not affect any liability on the part of any party for an intentional breach of this Agreement; and (ii) Section 5 through and including Section 24 of this Agreement will survive the termination of this Agreement.

7. Trust Account Waiver. The Backstop Investor acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (“IPO”) and certain proceeds of a private placement (including interest accrued from time to time thereon) for the benefit of its public shareholders and certain other parties (including the underwriters of the IPO). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Backstop Investor hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, or distributions to public shareholders therefrom, and it shall not make any claim against the Trust Account, or distributions to public shareholders therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”); provided, that the Released Claims shall not include any rights or claims of the Backstop Investor or any of its related parties as a shareholder of the Company to the extent related to or arising from any Backstop Investor Shares. The Backstop Investor hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Released Claims that it may have against the Trust Account, or distributions to public shareholders therefrom, now or in the future as a result of, or arising out of, this Agreement and will not seek recourse against the Trust Account, or distributions to public shareholders therefrom, with respect to the Released Claims. For the avoidance of doubt, this provision shall not restrict the Backstop Investor’s redemption rights with respect to the Non-Backstop Investor Shares.

8. Public Disclosure. The Company shall file a Current Report on Form 8-K with the SEC (the “Current Report”) reporting the material terms of this Agreement but not including the names of the Backstop Investor and its affiliates and/or advised funds, unless required by law, within four (4) business days following the execution of this Agreement. The Company shall not, and shall cause its representatives to not, disclose any material non-public information to the Backstop Investor concerning the Company, the Common Stock or the Business Combination, other than the existence of this Agreement, such that the Backstop Investor shall not be in possession of any such material non-public information from and after the filing of the Current Report. Notwithstanding anything in this Agreement to the contrary, the Backstop Investor agrees that the Company shall have the right to publicly disclose the nature of the Backstop Investor’s commitments, arrangements and understandings under and relating to this Agreement in any filing by the Company with the SEC.

9. Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York state courts located in the Borough of Manhattan, State of New York, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all such claims shall be heard and determined in such a New York federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this

Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 21 hereof or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

10. Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

11. Freely Tradable. The Company confirms that the Backstop Investor Shares will be freely tradeable without restrictive legends following the Business Combination; the Backstop Investor Shares will not require re-registration pursuant to a registration statement filed with the SEC on Form S-1 or Form S-3 or equivalent following the Business Combination; and that the Backstop Investor shall not be identified as a statutory underwriter in any registration statement filed with the SEC on Form S-1 or Form S-3 or equivalent.

12. Form W-9 or W-8. The Backstop Investor shall, upon or prior to the consummation of the Business Combination, execute and deliver to the Company a completed IRS Form W-9 or Form W-8, as applicable.

13. Non-Reliance. The Backstop Investor has had the opportunity to consult its own advisors, including financial and tax advisors, regarding this Agreement or the arrangements contemplated hereunder and the Backstop Investor hereby acknowledges that neither the Company nor any representative or affiliate of the Company has provided or will provide the Backstop Investor with any financial, tax or other advice relating to this Agreement or the arrangements contemplated hereunder.

14. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the parties, Abpro and their respective successors and permitted assigns. Except as expressly named in this Section 14, this Agreement is not intended, nor shall be construed, to give any person, other than the parties, Abpro and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement.

15. Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the non-assigning party hereto (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Backstop Investor may transfer its rights, interests and obligations hereunder to one or more investment funds or accounts managed or advised by the Backstop Investor (or a related party or affiliate) and to the extent such transferee is not a party to this Agreement, such transferee shall agree to be bound by the terms hereof prior to any such transfer being effectuated.

16. Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of New York.

17. Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

18. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

19. No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Backstop Investor, on the one hand, and the Company, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

20. Blocker Provision. Notwithstanding anything to the contrary contained herein, the number of Common Stock that may be acquired by the Backstop Investor upon any exercise of Warrants in the Company and its successor(s) shall be limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of Common Stock then beneficially owned by such Backstop Investor and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the Backstop Investor’s for purposes of Section 13(d) of the Exchange Act, does not exceed 9.99% of the total number of issued and outstanding Common Stock (including for such purpose the Common Stock issuable upon such exercise). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Each delivery of a notice of exercise hereunder will constitute a representation by the Backstop Investor that it has evaluated the limitation set forth in this paragraph and determined that issuance of the full number of Common Stock upon exercise of the Warrants requested in such notice of exercise is permitted under this paragraph. This provision shall not restrict the number of Common Stock which a Backstop Investor may receive or beneficially own in order to determine the amount of securities or other consideration that such Backstop Investor may receive in the event of a merger or other business combination or reclassification involving the Company. For the avoidance of doubt, this restriction shall not be conferred upon any third party to whom the Backstop Investor transfers such Warrants. This restriction may not be waived.

21. Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the business day following the date of delivery to such courier service; (c) if delivered by electronic mail, on the date of transmission if on a business day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding business day), provided the sender receives no bounce-back or similar message indicating non-delivery; in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties in accordance with this Section 21):

If to the Company prior to consummation of the Business Combination:

Atlantic Coastal Acquisition Corp. II

6 St. Johns Lane, Floor 5

New York, New York 10013

Email: shahraab@atlanticcoastal.io;

with a copy (which will not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Matthew Oresman

Email: matthew.oresman@pillsburylaw.com

If to the Company after consummation of the Business Combination:

Abpro Corporation

68 Cummings Park Drive

Woburn, MA 01801

Attention: Legal Department

Email: legal@abpro.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention: Jonathan Talcott; E. Peter Strand

E-mail: jonathan.talcott@nelsonmullins.com; peter.strand@nelsonmullins.com

If to the Backstop Investor:

[____]

22. Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument, and shall include images of manually executed signatures transmitted by electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

23. Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent that they relate in any way to the subject matter hereof.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Name:	Shahraab Ahmad
Title:	Chief Executive Officer

ABPRO CORPORATION, as Guarantor

By:	/s/ Eugene Chan
Name:	Eugene Chan
Title:	Executive Chairman

[Signature Page to Non-Redemption Agreement]

SANDIA INVESTMENT MANAGEMENT LP

on behalf of certain funds, investors, entities or accounts for which it or its affiliates acts as manager, sponsor or advisor

By:	/s/ Thomas J. Cagna
Name:	Thomas J. Cagna
Title:	COO, CFO & CC

[Signature Page to Non-Redemption Agreement]

EXHIBIT A

Backstop Investor	Existing Shares (1)	Acquired Share Cap (1)

(1)	Existing Shares plus acquired shares (i.e. the Backstop Investor Shares) shall not exceed 124,352